Exhibit E - Proposed Form of Notice


Allegheny Energy, Inc.  (70-    )
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     Allegheny Energy, Inc. ("Allegheny"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act") has filed an Application-Declaration requesting Securities and Exchange Commission ("Commission") authorization under Section 12(d) of the Act and Rule 44 under the Act to sell to Buckeye Power Generating, LLC, ("Buckeye Power") an affiliate of Buckeye Power Inc., Allegheny's nine percent direct ownership interest in Ohio Valley Electric Corporation ("OVEC"), a public utility company under the Act. OVEC was formed in the early 1950s by a group of holding companies and utilities located in the Ohio Valley region in response to the request of the United States Atomic Energy Commission ("AEC") to supply the electric power and energy necessary to meet the needs of a uranium enrichment plant being built by the AEC in Pike County, Ohio.

     On May 17, 2004, Allegheny signed a purchase agreement under which Allegheny will sell a nine percent equity interest in OVEC, and Allegheny Energy Supply Company, LLC ("AE Supply") will assign its rights to nine percent of the power generated by OVEC, to Buckeye Power for $102 million in cash and the assumption of approximately $37 million in debt by Buckeye Power (the "Purchase Price"). Of the total cash component of the Purchase Price, $7,140,000 represents the price for the transfer of Allegheny's nine percent equity interest in OVEC, the transaction for which Allegheny is seeking authority. The remainder represents the price for the assignment of AE Supply's rights under the OVEC Inter-Company Power Agreement to nine percent of the power generated by OVEC. The assignment of these power contract rights is not subject to any section of the Act.

     Allegheny states that the sale and assignment of these various interests is consistent with its strategic goals of improving its financial strength by reducing debt and of refocusing its attention on the generation assets it owns and operates within the PJM Interconnection territory. Allegheny will use the net proceeds from the OVEC sale to reduce outstanding debt and for general corporate purposes.